EXHIBIT 21
SUBSIDIARIES OF DELTA APPAREL, INC.
Listed below are the subsidiaries of Delta Apparel, Inc.:
(1)	M. J. Soffe Co., a North Carolina corporation.

(2)	Junkfood Clothing Company, a Georgia Corporation.

(3)	Delta Apparel Honduras, S.A., a Honduran sociedad anónima.

(4)	Delta Campeche, S.A. de C.V., a Mexican sociedad anónima de capital variable.

(5)	Delta Cortes, S.A., a Honduran sociedad anónima.

(6)	Campeche Sportswear, S de RL de CV, a Mexican sociedad de responsabilidad de capital variable.

(7)	Textiles La Paz, LLC, a North Carolina company.

(8)	Ceiba Textiles, S de RL, a Honduran sociedad de responsabilidad limitada.